Exhibit 3.1

Amended and Restated Articles of Incorporation of APAC Customer Services, Inc.

1. The name of the corporation is APAC Customer Services, Inc.

2. The name and address of the Corporation’s registered agent in the State of Illinois is National Registered Agents, Inc., 200 West Adams Street, City of Chicago, County of Cook 60606.

3. The purpose for which the Corporation is organized is the transaction of any or all lawful businesses for which corporations may be organized under the Illinois Business Corporation Act.

4. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, without par value. The total number of shares of Common Stock to be issued is 100, and the consideration to be received thereof is $1.00.